BAYTEX ENERGY CORP.

BUSINESS ACQUISITION REPORT

September 24, 2018

BAYTEX ENERGY CORP.
BUSINESS ACQUISITION REPORT
Item 1 - Identity of Reporting Issuer
1.1    Name and Address of Baytex
Baytex Energy Corp. ("Baytex") is a corporation organized under the Business Corporations Act (Alberta). The head office of Baytex is located at Suite 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3 and its registered office is located at Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.
1.2    Executive Officer
The name of the executive officer of Baytex, who is knowledgeable about the significant acquisition and this Business Acquisition Report is Rodney D. Gray, the Executive Vice President and Chief Financial Officer of Baytex and his business telephone number is (587) 952-3000.
Item 2 - Details of Acquisition
2.1    Nature of Business Acquired
On August 22, 2018, Baytex completed a plan of arrangement (the "Arrangement") under the Business Corporations Act (Alberta) involving Raging River Exploration Inc. ("Raging River"), 2099011 Alberta Ltd. (a wholly-owned subsidiary of Raging River), the holders ("Raging River Shareholders") of common shares ("Raging River Shares") of Raging River and Baytex. Pursuant to the Arrangement, Raging River Shareholders received, directly or indirectly, 1.36 common shares ("Baytex Shares") of Baytex for every Raging River Share held.
Raging River was, prior to the completion of the Arrangement, a Canadian public oil and gas company. Raging River's primary areas of operations were located in the Viking light oil fairway at the greater Dodsland area in southwest Saskatchewan and in the Esther area of southeastern Alberta. Additional information concerning Raging River and its business and assets is included in the annual information form (the "Raging River AIF") of Raging River dated March 5, 2018 for the year ended December 31, 2017 which is incorporated by reference into the joint information circular of Baytex and Raging River dated July 12, 2018 (the "Circular") and the section of the Circular titled "Information Concerning Raging River Exploration Inc." is incorporated by reference into this Business Acquisition Report. The Circular is available on SEDAR at www.sedar.com under Baytex's and Raging River's issuer profiles and the Raging River AIF is available on SEDAR at www.sedar.com under Raging River's issuer profile.
2.2    Date of Acquisition
August 22, 2018
2.3    Consideration
Baytex issued 315,265,977 Baytex Shares pursuant to the Arrangement to acquire, directly or indirectly, all of the outstanding Raging River Shares. In addition, pursuant to the Arrangement, Baytex became the successor to Raging River's 2012 Option Plan, Raging River's 2016 Option Plan and Raging River's 2016 Restricted and Performance Share Award Plan (collectively, the "Incentive Plans"). Although no new grants will be made under the Incentive Plans following completion of the Arrangement, up to 9,745,442 Baytex Shares could be issued pursuant to the exercise or settlement of options and awards previously granted under the Incentive Plans.
2.4     Effect on Financial Position
Following completion of the Arrangement, Raging River became an indirect wholly-owned subsidiary of Baytex. Since closing of the Arrangement, Raging River has been amalgamated into Baytex Energy Ltd., a wholly-owned subsidiary of Baytex.

For additional information on the effect of the Arrangement on the financial position of Baytex, see the unaudited pro forma financial statements of Baytex attached as Appendix A to this Business Acquisition Report and the section of Appendix "G" of the Circular titled "Pro Forma Consolidated Capitalization", which section of the Circular is incorporated by reference into this Business Acquisition Report.
There are presently no plans or proposals for material changes in Baytex's business affairs which may have a significant effect on the results of operations and financial position of Baytex.
2.5    Prior Valuations
No valuation required by securities legislation or a Canadian stock exchange or market to support the consideration payable by Baytex pursuant to the Arrangement has been obtained within the past 12 months by Baytex.

2.6	Parties to Transaction

The Arrangement did not involve an "informed person", "associate" or "affiliate" (as each term is defined in securities legislation) of Baytex.
2.7.    Other
Although certain parts of the Circular have specifically been incorporated by reference herein, no other parts of the Circular or documents incorporated by reference into the Circular are incorporated into or form part of this Business Acquisition Report.
2.8    Date of Report
September 24, 2018
Item 3 - Financial Statements
The following financial statements of Raging River which are incorporated by reference into the Circular in the section of the Circular titled "Information Concerning Raging River Exploration Inc." and which are also available under Raging River's SEDAR profile at www.sedar.com are incorporated by reference into this Business Acquisition Report:

(a)	the annual financial statements of Raging River as at and for the years ended December 31, 2017 and 2016, together with the notes thereto and the auditor's report thereon, and

(b)	the unaudited interim financial statements of Raging River as at and for the three month period ended March 31, 2018, together with the notes thereto.
The following are attached as Appendix A to this Business Acquisition Report:

(a)	the pro forma financial statements of Baytex as at and for the three months ended March 31, 2018 and for the year ended December 31, 2017.
The pro forma financial statements of Baytex attached to this Business Acquisition Report as Appendix A are not necessarily indicative of either the results of operations that would have occurred in the year ended December 31, 2017 and the three months ended March 31, 2018 had the Arrangement been effective January 1, 2017 or the results of operations in future years. The actual adjustments may differ from those reflected in such pro forma financial statements and such differences may be material.

APPENDIX A
PRO FORMA OPERATING STATEMENTS

Unaudited Pro Forma Financial Statements
Baytex Energy Corp.
As at and for the three months ended March 31, 2018 and for the year ended December 31, 2017

Pro Forma Consolidated Statement of Financial Position
(thousands of Canadian dollars) (unaudited)

As at March 31, 2018	Note	Baytex Energy Corp.	Raging River Exploration Inc.	Pro Forma Adjustments	Pro Forma Baytex Energy Corp.

ASSETS
Current assets
Trade and other receivables		$110,566	$52,752	$—	$163,318
Financial derivatives	2.E	16,940	444	—	17,384
Prepaid expenses		—	8,421	—	8,421
		127,506	61,617	—	189,123
Non-current assets
Exploration and evaluation assets	2.D	271,939	99,028	—	370,967
Oil and gas properties	2.D	4,024,984	1,458,930	490,561	5,974,475
Other plant and equipment		8,645	—	—	8,645
		$4,433,074	$1,619,575	$490,561	$6,543,210

LIABILITIES
Current liabilities
Trade and other payables	2.B	$155,779	$135,569	$34,000	$325,348
Financial derivatives	2.E	65,579	9,591	—	75,170
Onerous contracts		2,477	—	—	2,477
		223,835	145,160	34,000	402,995
Non-current liabilities
Bank loan	2.E	211,831	254,644	—	466,475
Long-term notes		1,510,909	—	—	1,510,909
Asset retirement obligations	2.C	371,395	131,214	(101,539	401,070
Deferred income tax liability	2.F	186,049	94,954	159,068	440,071
Financial derivatives		655	—	—	655
		2,504,674	625,972	91,529	3,222,175

SHAREHOLDERS’ EQUITY
Shareholders' capital	2.A	4,451,901	665,314	(665,314)	5,858,036
	2.A			1,406,135
Contributed surplus	2.A	11,589	29,685	(29,685)	11,589
Accumulated other comprehensive income		535,426	—	—	535,426
Deficit		(3,070,516)	298,604	(312,104)	(3,084,016)
		1,928,400	993,603	399,032	3,321,035
		$4,433,074	$1,619,575	$490,561	$6,543,210

Pro Forma Consolidated Statement of Income (Loss)
(thousands of Canadian dollars, except per common share amounts) (unaudited)

For the three months ended March 31, 2018	Note	Baytex Energy Corp.	Raging River Exploration Inc.	Pro Forma Adjustments	Pro Forma Baytex Energy Corp.

Revenue, net of royalties
Petroleum and natural gas sales		$286,067	$136,312	$—	$422,379
Royalties		(64,839)	(12,253)	—	(77,092)
		221,228	124,059	—	345,287

Expenses
Operating		65,888	23,822	—	89,710
Transportation		8,519	3,061	—	11,580
Blending and other		17,290	—	—	17,290
General and administrative		11,008	2,281	—	13,289
Exploration and evaluation		2,019	5,148	—	7,167
Depletion and depreciation	3.A	108,289	47,951	11,747	167,987
Share-based compensation		3,915	2,037	—	5,952
Financing and interest		28,010	3,472	—	31,482
Financial derivatives loss		27,550	6,250	—	33,800
Foreign exchange loss		36,217	—	—	36,217
Gain on disposition of oil and gas properties		(1,486)	—	—	(1,486)
Other income		(279)	—	—	(279)
		306,940	94,022	11,747	412,709
Net income (loss) before income taxes		(85,712)	30,037	(11,747)	(67,422)
Income tax (recovery) expense
Current income tax recovery		(73)	—	—	(73)
Deferred income tax (recovery) expense	3.B	(22,917)	8,300	(3,172)	(17,789)
		(22,990)	8,300	(3,172)	(17,862)
Net income (loss) attributable to shareholders		$(62,722)	$21,737	$(8,575)	$(49,560)

Net income (loss) per common share
Basic		$(0.27)			$(0.09)
Diluted		$(0.27)			$(0.09)

Weighted average common shares
Basic	3.C	236,315		314,571	550,886
Diluted	3.C	236,315		314,571	550,886

Pro Forma Consolidated Statement of Income
(thousands of Canadian dollars, except per common share amounts) (unaudited)

For the year ended December 31, 2017	Note	Baytex Energy Corp.	Raging River Exploration Inc.	Pro Forma Adjustments	Pro Forma Baytex Energy Corp.

Revenue, net of royalties
Petroleum and natural gas sales		$1,091,534	$451,153	$—	$1,542,687
Royalties		(241,892)	(42,405)	—	(284,297)
		849,642	408,748	—	1,258,390

Expenses
Operating		269,283	91,482	—	360,765
Transportation		33,985	11,851	—	45,836
Blending and other		51,012	—	—	51,012
General and administrative		47,389	8,863	—	56,252
Exploration and evaluation		8,253	4,598	—	12,851
Depletion and depreciation	4.A	481,929	182,505	47,044	711,478
Share-based compensation		15,509	7,774	—	23,283
Financing and interest		113,638	12,245	—	125,883
Financial derivatives (gain) loss		(5,177)	7,663	—	2,486
Foreign exchange gain		(87,060)	—	—	(87,060)
Gain on disposition of oil and gas properties		(12,081)	—	—	(12,081)
Other expense		2,216	—	—	2,216
		918,896	326,981	47,044	1,292,921
Net income (loss) before income taxes		(69,254)	81,767	(47,044)	(34,531)
Income tax (recovery) expense
Current income tax (recovery) expense		(1,085)	1,950	—	865
Deferred income tax (recovery) expense	4.B	(155,343)	20,000	(12,702)	(148,045)
		(156,428)	21,950	(12,702)	(147,180)
Net income attributable to shareholders		$87,174	$59,817	$(34,342)	$112,649

Net income per common share
Basic		$0.37			$0.21
Diluted		$0.37			$0.20

Weighted average common shares
Basic	4.C	234,787		314,571	549,358
Diluted	4.C	237,249		314,571	551,820

Notes to the Pro Forma Consolidated Financial Statements
(thousands of Canadian dollars, except per common share amounts) (unaudited)

1.	Basis of presentation

On June 17, 2018, Baytex Energy Corp. (“Baytex” or the “Company”) entered into an arrangement agreement to merge with Raging River Exploration Inc. (“Raging River”) pursuant to a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the “Arrangement”). The Arrangement was completed on August 22, 2018. These unaudited pro forma consolidated financial statements (the “pro forma information”) of Baytex have been prepared for inclusion in Baytex’s Business Acquisition Report in connection with the Arrangement. The pro forma information gives pro forma effect to the Arrangement in accordance with National Instrument 51-102 Continuous Disclosure Obligations by applying pro forma adjustments to Baytex’s and Raging River’s historical consolidated financial statements. The pro forma reporting entity includes Baytex and its subsidiaries (as at March 31, 2018) as well as Raging River. The pro forma consolidated statement of financial position as at March 31, 2018 gives effect to the Arrangement and assumptions described herein as if they had occurred on March 31, 2018. The pro forma consolidated statements of net income (loss) for the three months ended March 31, 2018 and the year ended December 31, 2017 give effect to the Arrangement and assumptions described herein as if they had occurred on January 1, 2017. The accounting policies used in the preparation of the pro forma information are those set out in Baytex’s audited consolidated financial statements as at and for the year ended December 31, 2017 and Baytex’s unaudited consolidated interim financial statements as at and for the three months ended March 31, 2018, which were prepared in accordance with International Financial Reporting Standards (“IFRS”). The pro forma information has been prepared from information derived from and should be read in conjunction with:

•	Baytex’s audited consolidated financial statements as at and for the year ended December 31, 2017, together with the accompanying notes;

•	Baytex’s unaudited consolidated financial statements as at and for the three months ended March 31, 2018, together with the accompanying notes;

•	Raging River’s audited financial statements as at and for the year ended December 31, 2017, together with the accompanying notes; and

•	Raging River’s unaudited financial statements as at and for the three months ended March 31, 2018, together with the accompanying notes.

The pro forma information may not be indicative of the results that would have occurred if the events reflected herein had been in effect on the dates indicated or of the results which may be obtained in the future. No adjustments have been made to reflect the operating synergies and administrative cost savings that could result from the combination of these entities. The allocation of the total consideration to the net assets acquired in the Arrangement is preliminary and based on estimates of fair value and other amounts and such estimates may be adjusted in the future. As these amounts are preliminary, differences in the actual amounts assigned to the fair values of the identifiable assets and liabilities upon the completion of detailed valuations and calculations could differ materially and result in changes in periods subsequent to completion of the Arrangement. In the opinion of management, the pro forma information include all material adjustments necessary for a fair presentation of Baytex.

IFRS 3 requires that one of Baytex and Raging River be designated as the acquirer for accounting purposes based on the evidence available. Baytex will be treated as the acquiring entity for accounting purposes. In identifying Baytex as the acquirer for accounting purposes, management took into account the voting rights of all equity instruments, the corporate governance structure of the combined company, the composition of senior management of the combined company and the size of each of the companies. In assessing the size of each of the companies, management evaluated various metrics, including but not limited to: net asset value, total assets, production, and reserves. No single factor was the sole determinant in the overall conclusion that Baytex is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion.

2.    Pro forma consolidated statement of financial position

The Arrangement has been accounted for as a business combination using the acquisition method of accounting whereby the assets acquired and liabilities assumed are recognized at their fair value. The fair value assigned to the net assets acquired is preliminary and based on estimates and assumptions using information available at the time of preparation of this pro forma information. Accordingly, these estimates may be adjusted in the future.

Number of Baytex common shares issued	314,571
Baytex common share price at announcement date	$4.47
Consideration	$1,406,134

Fair value of assets and liabilities of Raging River acquired:
Exploration and evaluation assets	$99,028
Oil and gas properties	1,949,491
Working capital deficiency excluding bank debt and financial derivatives	(94,896)
Financial derivatives	(9,147)
Bank debt	(254,644)
Asset retirement obligations	(29,675)
Deferred income tax liability	(254,023)
Net assets acquired	$1,406,134

The following assumptions have been applied in determining the above estimates:

A.	Consideration and Purchase Price Equation

Shares issued assumes 314.6 million Baytex common shares are issued to shareholders of Raging River at a share price of $4.47 (Baytex’s closing share price on the Toronto Stock Exchange on June 18, 2018) for a total of $1,406.1 million. The number of Baytex common shares issued is based on the estimated number of Raging River common shares outstanding multiplied by the 1.36 exchange ratio established in the Arrangement. The total consideration will change based on fluctuations in Baytex’s share price and the number of Raging River common shares outstanding on the closing date of the Arrangement. Determinations of fair value often require management to make assumptions and estimates about future events. The purchase price equation is preliminary as the acquisition has not closed as of the date of the pro forma information.

The final calculation of the purchase price will be based on the fair value of the net assets purchased following the closing date of the Arrangement and other information available at that time. There may be material differences from this pro forma purchase price equation as a result of finalizing the valuation.

B.	Working capital

Working capital assumed as at March 31, 2018 has been adjusted by $20.5 million for Raging River's transaction costs associated with the Arrangement, including severance, advisory costs, and cash-settlement of deferred share units and $13.5 million for Baytex’s transaction costs associated with the Arrangement, including advisory costs. Deferred share units are assumed to be settled with cash upon closing of the arrangement; the price assumed in the pro forma information is based on Raging River's closing share price on June 18, 2018 of $5.65.

C.	Asset retirement obligations

The fair value of asset retirement obligations was determined based on preliminary internal estimates and was discounted using a credit adjusted risk-free rate of 8.00%. The book value of asset retirement obligations on Raging River’s statement of financial position was measured using a risk-free rate of 2.3%. A total of $101.5 million has been adjusted.

D.	Exploration and evaluation (“E&E”) assets and oil and gas properties

The fair value of E&E assets of $99.0 and oil and gas properties of $1,949.5 million was determined based on preliminary internal estimates. An additional $490.6 million of oil and gas properties has been recorded in addition to the book value of Raging River's oil and gas properties.

E.	Bank debt and financial derivatives

Baytex has assumed that the book value is equal to fair value for bank debt and financial derivatives.

F.	Deferred income tax liability

The deferred income tax liability was determined by applying the statutory tax rate to the temporary differences between the fair value of assets acquired and liabilities assumed and the related tax pools. An additional $159.1 million of deferred tax liability has been recorded.

3.    Pro forma consolidated statement of income (loss) - three months ended March 31, 2018

The unaudited consolidated pro forma statement of income for the three months ended March 31, 2018 gives effect to the following assumptions and adjustments:

A.	Depletion and depreciation

Depletion and depreciation expense for Raging River has been adjusted by $11.7 million to reflect the amount of oil and gas properties that would have been recorded using the revised carrying amount determined in the purchase price equation.

B.	Deferred income tax expense

Deferred tax expense has been adjusted by $3.2 million to include the deferred tax impact of the pro forma adjustments. This adjustment was recorded using a statutory tax rate of 27%.

C.	Weighted average common shares

Pro forma basic and diluted net income (loss) per share was calculated using the pro forma net income (loss) divided by the weighted average number of Baytex shares outstanding after giving effect to the Arrangement (see Note 2A) as if it occurred on January 1, 2017.

4.	Pro forma consolidated statement of income - year ended December 31, 2017

The unaudited consolidated pro forma statement of income for the year ended December 31, 2017 gives effect to the following assumptions and adjustments:

A.	Depletion and depreciation

Depletion and depreciation expense for Raging River has been adjusted by $47.0 million to reflect the amount that would have been recorded using the revised carrying amount of oil and gas properties determined in the purchase price equation.

B.	Deferred income tax expense

Deferred tax expense has been adjusted by $12.7 million to include the deferred tax impact of the pro forma adjustments. This adjustment was recorded using a statutory tax rate of 27%.

C.	Weighted average common shares

Pro forma basic and diluted net income per share was calculated using the pro forma net income divided by the weighted average number of Baytex shares outstanding after giving effect to the Arrangement (see Note 2A) as if it occurred on January 1, 2017.